

NewAlliance Bancshares

Company Overview

**Presented at Sterne Agee
Bank & Thrift Symposium
February 11, 2008**

Discussion Topics

- Company Profile and Business Focus

- Highlights of 2007

- Balance Sheet Composition and Credit Quality

- Key 2008 Business Priorities



Company Profile

NewAlliance is a regional community bank with a significant southern New England presence:

- **Approximately $8.2 billion in assets and $4.4 billion in deposits;**

- **88 branches in Connecticut and Massachusetts;**

- **3rd largest bank headquartered in Connecticut; 4th largest in New England;**

- **Dominant market share in its core markets;**

- **Balance sheet growth driven by strong sales culture and acquisitions;**

- **Strong capital -- Tier 1 leverage of approximately 11%.**



NewAlliance Bancshares

Building the NewAlliance Franchise



4

Executive Management Team

Name	Title	Years In Industry	Prior Experience
Peyton R. Patterson	Chairman, President & Chief Executive Officer	25	Dime Bancorp (NY) Chemical Bank/Chase Manhattan (NY) CoreStates Financial Corp. (PA)
Merrill B. Blanksteen	Executive Vice President, Chief Financial Officer & Treasurer	32	New Haven Savings Bank (CT) American Savings Bank (FL) AmeriFirst Bank (FL)
Gail E.D. Brathwaite	Executive Vice President & Chief Operating Officer	29	Dime Bancorp (NY)
Donald T. Chaffee	Executive Vice President & Chief Credit Officer	36	Dime Bancorp (NY) Chase Manhattan Bank (NY)
Diane L. Wishnafski	Executive Vice President, Retail & Business Banking Product Development	33	New Haven Savings Bank (CT) Dime Savings Bank of Wallingford (CT) First Bank (CT) Connecticut Bank & Trust Co. (CT)
Koon Ping Chan	Executive Vice President Chief Risk Officer	30	Dime Bancorp (NY) Chase Manhattan Bank (NY)
J. Edward Diamond	Executive Vice President, Asset Management	35	Dime Bancorp (NY) First Gibraltar Bank (TX)
Brian S. Arsenault	Executive Vice President, Corporate Communications and Investor Relations	18	Banknorth Group (ME)
Paul A. McCraven	Senior Vice President Community Development Banking	11	New Haven Savings Bank (CT)



NewAlliance Bancshares

Business Model

Retail Banking

- ❖ Free/Regular Checking/Savings
- ❖ Money Market Accounts
- ❖ CDs & IRA's
- ❖ VISA Debit Card
- ❖ Res. Mortgage
- ❖ Home Equity Loans & Lines
- ❖ Consumer Loans & Lines
- ❖ Safe Deposit
- ❖ On-line Banking

Business Banking

- ❖ C&I
- ❖ CRE
- ❖ Full array of business checking products
- ❖ Remote deposit
- ❖ Cash Management
- ❖ Merchant Services
- ❖ SBA Preferred Lender

Wealth Management

- ❖ Trust Services (Trust Company of Connecticut)
- ❖ Investments (NewAlliance Broker-Dealer)
- ❖ Insurance & Annuities
- ❖ Investment Advisory Services



NewAlliance Bancshares

Highlights of 2007

Initiative	Achievement
▪ Sustain Strong Loan Growth	▪ Loans increased 24%, half from Westbank;
▪ Increase Core Deposits	▪ Average core deposits up 6.7%; checking balances up 9%;
▪ Raise Non-Interest Income	▪ Up 13% to $6.2 million – representing 24.5% of operating revenue – a historic high;
▪ Reduce Operating Expenses	▪ Operating expenses decreased 2% without Westbank; realized targeted cost saves of 30% from Westbank.

Highlights of 2007 (continued)

Initiative

Achievement

- **Maintain Strong Asset Quality**

Asset Quality remains outstanding:

- Total delinquencies only 63 b.p.
- Non-performing loans at 35 b.p.
- Net charge-offs of 5 b.p.
- Adequate reserve coverage at 93 b.p.



NewAlliance Bancshares



NewAlliance Bancshares

Balance Sheet Composition and Credit Quality

TOTAL DEPOSITS: $4.4 billion

Total Core = 53%



47%

22%

11%

20%

- Savings
- Money Market
- Demand/NOW
- Time

- No brokered CDs
- 91% of CDs mature in <1 year



Deposit Pricing Trends

	Pricing 12/31/07	Pricing 1/31/08
Free Savings	3.69%	2.96%
Premium Money Market	4.17%	3.25%
6 mo. Relationship CD	4.17%	2.47%
Weighted cost of deposits	3.08%	3.01%





Loan Originations

$'s in thousands

CAGR, 2004-2007 Annualized	
Residential	24%
C&I	26%
CRE	33%
Consumer	4%

2004 — 648,145
- 250,332
- 122,343
- 88,003
- 187,467

2005 — 924,936
- 321,152
- 204,178
- 140,926
- 258,680

2006 — 1,046,038
- 304,308
- 375,367
- 173,336
- 193,027

2007 — 1,101,151
- 283,922
- 286,644
- 174,185
- 356,400

■ Consumer Originations □ CRE Originations ■ C & I Originations ▨ Residential Originations

NewAlliance Bancshares

NewAlliance Loan Portfolio
December 31, 2007

TOTAL LOANS: $4.7 billion



15%

10%

20%

5%



50%

Legend:
- ■ Residential
- □ CRE
- ■ C&I
- ■ Consumer
- ▒ Commercial Construction

- Total Portfolio grew 24% (12% from Westbank)
- Total delinquencies 0.63%



NewAlliance Bancshares

Residential Portfolio Snapshot
December 2007 Month-End

- Residential Portfolio $2.4 billion
- Total delinquencies 0.49%
- Average FICO 746
- Average LTV 49%



8%

2% 2%

1%

87%

- OWNER-SINGLE-FAMILY
- OWNER-CONDO
- OWNER-MULTI-FAMILY
- NON-OWNER-OCCUPIED
- SECOND HOMES



NewAlliance Bancshares

14

Residential Portfolio Score Distribution
December 2007 Month End



NewAlliance Bancshares

15

Home Equity Portfolio Snapshot
December 2007 Month-End

- Total outstandings $652MM
- Total delinquencies 0.42%
- Net credit losses 0.00%
- Average CLTV 45%



64%

36%

- ■ HELOAN
- ■ HELOC

Total CRE Portfolio Snapshot
December 2007 Month-End



79%

15%

6%

- CRE
- Construction-to-Perm
- Residential Sub-Division

- Total outstandings $1.2 billion
- Total delinquencies 0.07%
- Net credit losses 0.06%

 NewAlliance Bancshares

17

CRE Portfolio Snapshot
December 2007 Month-End



7%

18%

11%

13%

17%

17%

17%

- ☐ RETAIL
- ■ OFFICE
- ■ WAREHOUSE
- ☐ MIXED USE
- ■ APARTMENTS
- ■ MEDICAL
- ▨ ALL OTHERS

- Balanced distribution of risk

 NewAlliance Bancshares

18



CRE Portfolio Snapshot
December 2007 Month-End

Average LTV with Original Appraisal and Current Balance

- **Portfolio LTV approximately 50%**

 NewAlliance Bancshares

19

C&I Portfolio Snapshot
December 2007 Month-End

- Total outstanding balance $456MM
- Total delinquencies 1.40%
- Net credit losses 0.28%

53%

4%

5%

0.20%

3%

35%

- ■ Term Loans
- ■ SBA Loans
- ■ SBA Certificates
- ■ Cash Reserve
- □ Leases
- □ Revolving



C&I Portfolio Snapshot
December 2007 Month-End

C & I by Industry Code



% of Total Exposure

Categories (top to bottom):
- Manufacturing
- Construction
- Real Estate, Rental & Leasing
- Wholesale Trade
- Other Services
- Retail Trade
- Condominium Associations
- Health Care & Social Assistance
- Professional, Scientific & Technical Svcs
- Transportation & Warehouse
- Other

Total Exposure axis: $20,000,000 | $40,000,000 | $60,000,000 | $80,000,000 | $100,000,000 | $120,000,000

% axis: 0% | 2% | 4% | 6% | 8% | 10% | 12% | 14% | 16% | 18%

- **No excessive concentrations**

 NewAlliance Bancshares

Asset Quality Key Indicators

At or for the 12 Months Ending 12/31/07

- Non-performing loans to total loans — 0.35%

- Allowance for losses to total loans — 0.93%

- Allowance for losses to non-accrual loans — 267.38%

- Net charge-offs to total loans — 0.05%

- Total delinquencies/ loans (30+) — 0.63%

- Loan loss provision — $4.9MM

 NewAlliance Bancshares

Investment Portfolio by Ratings
December 31, 2007

Total Portfolio $2.5 billion



AA: 2.1%

A: 0.6%

AAA: 97.3%

- **Agency Securities 86.0%**
- **No Sub Prime**



NewAlliance Bancshares

2008 Business Priorities

PRIORITY   Strengthen balance sheet profitability;

PRIORITY   Accelerate non-interest income generation;

PRIORITY   Maintain vigilant risk management focus;

PRIORITY   Exercise rigorous expense control;

PRIORITY   Deploy capital opportunistically.

Organizational Strengths

- Strong Sales Culture

- Management Depth

- Risk Management

- Regulatory Compliance

- Disciplined Acquirer and Integrator

- Capital Management


NewAlliance Bancshares



Stock Price Comparison

NAL vs. SNL Thrift Index on 1/31/08

%

NAL —— SNL Thrift

NewAlliance Bancshares

Disclaimer & Forward-Looking Statements

This presentation contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in market interest rates, loan prepayment rates, general economic conditions, legislation and regulation; changes in the monetary and fiscal policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of the loan or investment portfolios; changes in deposit flows, competition and demand for financial services; changes in accounting principles and guidelines; the ability of the Company to successfully complete and integrate acquisitions; the pace of growth and profitability of possible de novo branches; the impact of additional equity awards yet to be determined; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company's operations, pricing and services.





NewAlliance Bancshares

Capital ideas. Human values.